Biofrontera Inc · 120 Presidential Way, Suite 330 · Woburn, MA 01801 · USA

VIA EDGAR AND EMAIL

October 13, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Abby Adams
Suzanne Hayes
Tara Harkins
Brian Cascio

Re:	Biofrontera Inc. Amendment No. 6 to Registration Statement on Form S-1 Filed October 8, 2021 File No. 333-257722

We are submitting this letter in response to the comment letter, dated October 12, 2021, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. This letter and our Amendment No. 7 to the Registration Statement on Form S-1 (the “Amendment No. 7”) are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via email a copy of this letter, along with a courtesy copy of the Amendment No. 7 marked to indicate changes from our Amendment No. 6 to the Registration Statement filed on October 8, 2021. Our response is set forth in ordinary type beneath the Staff comment, which is set out in bold type. The page references in our response are to the pages in the clean version of our Amendment No. 7.

Amendment No. 6 to Registration Statement on Form S-1 filed on October 8, 2021

Summary, page 1

1.	Revise the document to reflect the material changes to your license agreement for Ameluz throughout. We note in particular that it appears Biofrontera Inc. no longer “has the authority under the Ameluz LSA in certain circumstances to take over clinical development, regulatory work and manufacturing from the Biofrontera Group if they are unable or unwilling to perform [clinical development and other] functions appropriately” as disclosed in the fourth full summary risk factor on page 8 and the risk factor on page 18, where you also note you are “entitled to take over clinical trial and regulatory work under certain circumstances and subtract the cost of the trials from the transfer price of Ameluz.” if Biofrontera affiliates determine not to go forward with development. We note similar disclosure in the second paragraph under the Ameluz product development timeline table on page 65. Revise the summary on page 1, the summary risk factors, the risk factor on page 18 and throughout the document to reflect this change. Include this disclosure with both Ameluz development tables. In addition, clarify how Biofrontera Inc. intends to seek development of products not currently in the pipeline and thus covered by the Ameluz LSA, or if they do not intend to pursue the product line further, or whether Biofrontera AG may grant those rights to another affiliate.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that the Amendment to the Amended and Restated License and Supply Agreement dated October 8, 2021 that was filed as Exhibit 10.17 to Amendment No. 6 to the Registration Statement did not reflect the intent of the negotiations between us and Biofrontera AG with respect to the revisions of Section 7.1(c) of the Ameluz LSA. An understanding had been reached that we would not be able to take control of trials for future indications, but it was not the intent of the parties to remove our ability to exert control over clinical development with respect to indications that are currently being pursued by Biofrontera AG which are listed in the product development timeline table on pages 2 and 64. To rectify this error in drafting, we have entered into a Corrected Amendment to the Ameluz LSA, effective as of October 8, 2021, which clarifies that we retain the ability to exert control over clinical development with respect to those indications.

In addition, we have revised the disclosure on pages 1, 2, 3, 8, 18, 47, 64, 65, 72, 76 and F-27 to increase the prominence of the disclosure regarding the Ameluz LSA, as amended, as well as to clarify how indications that are not currently in development will be treated.

We respectfully advise the staff that we have filed the Corrected Amendment to the Amended and Restated License and Supply Agreement as Exhibit 10.17 to Amendment No. 7.

If you have any questions regarding this letter or the Registration Statement, please contact the undersigned at e.monaco@biofrontera.com or (781) 486-1502.

Very truly yours,

Biofrontera Inc.

/s/ Erica Monaco
Name:	Erica Monaco
Title:	Chief Financial Officer and Chief Operating Officer

cc:	Hermann Luebbert
Biofrontera Inc.

Stephen Older
McGuireWoods LLP

Ralph De Martino
Schiff Hardin LLP

Biofrontera Inc. · 120 Presidential Way, Suite 330 · Woburn, MA 01801 · USA	Page 2 of 2
Contact Phone +1 781 245 1325 · E-Mail info-us@biofrontera.com · www.biofrontera.us.com
Board of Directors Prof. Dr. Hermann Luebbert (CEO & Chair) · Erica Monaco (CFO & COO)